Exhibit 99.26

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Sheila Daniel

I, Sheila Daniel, P.Geo., as an author of this report entitled “Great Bear Gold Project Ontario, Canada - Voluntary National Instrument 43-101 Technical Report” with an effective date of September 1, 2024, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Geoscientist Fellow and Mining Environmental Approvals Team Lead with WSP Canada Inc., of 6925 Century Avenue, Suite 600, Mississauga, ON Canada L5N 7K2.

2)	I am a graduate of McMaster University in 1990 with a M.Sc., and from the University of Western Ontario in 1988 with a B.Sc. (Honours).

3)	I am registered as a Professional Geoscientist with Professional Geoscientists Ontario (Membership #0151). I have worked as a geoscientist for a total of 34 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	I have been directly involved in mining environmental consulting, including support for engineering reports, and environmental assessments and approvals for a large number of Ontario mining projects.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I visited the Great Bear Project on August 8 to 10, 2023.

6)	I am responsible for Section 20 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7)	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have been actively involved with the property that is the subject of the Technical Report since October 2022.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Dated this 10th day of September, 2024

(Signed and Sealed) Sheila Daniel

Sheila Daniel, P.Geo.